CANNABIS SATIVA, INC.

1646 W. Pioneer Blvd.

Suite 120 Mesquite, NV  89027

February 14, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cannabis Sativa, Inc.
Registration Statement on Form S-1 (File No. 333-222112)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cannabis Sativa, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-222112) and declare the Registration Statement effective as of Wednesday, February 14, 2018, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (435) 901-3443, or Gary R. Henrie, Attorney at Law at (309) 313-5092, with any questions. Also, please notify Mr. Henrie when this request for acceleration has been granted.

Very truly yours, Cannabis Sativa, Inc.

	By:	/s/ Donald Lundbom
Name: Donald Lundbom Title: Chief Financial Officer

cc: Gary R. Henrie, Attorney at Law